Exhibit 17.2

August 31, 2009

Michael Krall,

Please accept this letter as my resignation from the board of directors of PURE Bioscience and my acceptance of the appointment to the PURE Bioscience advisory panel.  Thanks for all your consideration and for the opportunity to serve with a great board for a great company.

Thanks and Best Wishes,

/s/ Tommy Thompson
Tommy Thompson